EXHIBIT 99.17

CONSENT OF EXPERT

March 28, 2013

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Patrick Forward, do hereby consent to the filing of the written disclosure regarding the technical reports entitled (i) the “Technical Report on the Stratoni project – Pb Zn Ag Deposit, Northern Greece” dated September 21, 2010,  (ii) the “Skouries Cu/Au Project, Greece – NI43-101 Technical Report” dated July 14, 2011, (iii) the “Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece” dated July 14, 2011 and (iv) the “Certej Updated Definitive Feasibility Study” dated February 26, 2009 and of extracts from or a summary of  the technical reports and other information pertaining to these projects, and the use of my name in the Annual Information Form and Annual Report on Form 40-F of Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2012 and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s Annual Information Form and Annual Report on Form 40-F.

By:	/s/ Patrick Forward
Patrick Forward, FIMMM